

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 16, 2021

John Merris
Chief Executive Officer
Solo Brands, Inc.
1070 S. Kimball Ave. Ste 121
Southlake, TX 76092

> **Re: Solo Brands, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 2, 2021**
> **CIK 0001870600**

Dear Mr. Merris:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement

Tax Receivable Agreement, page 13

1. We note your response to comment 1, and reissue our comment in part. Please revise your Prospectus Summary to give prominent and complete disclosure of the arrangement as a principal topic towards the beginning of this section.

Summary Historical, Combined Historical and Pro Forma Financial Data, page 21

2. We note that non-GAAP adjusted net income excludes amortization of intangible assets recognized related to change in control events. Please revise to clarify that while you are excluding the amortization expense related to the change in control events, this non-GAAP measure also includes revenue generated, in part, by such intangible assets.

Unaudited Pro Forma Consolidated Financial Information, page 80

3. We note your disclosure that "the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2021 has been prepared to illustrate the effects of the events described below as if they had occurred on January 1, 2021." Please note that pro forma information should be computed assuming the relevant transactions occurred on the beginning of the earliest fiscal year presented (i.e. January 1, 2020) and carried forward through any interim period presented, and revise accordingly throughout your prospectus. Refer to Article 11 of Regulation S-X.

4. We note that within your disclosure of Debt Refinance Adjustments you discuss your July 29, 2021 draw down of an additional $26.0 million to fund the International Surf Ventures, Inc. ("Isle") acquisition. Please clarify whether you have reflected such debt in your pro forma financial statements, and tell us whether you have reflected the assets acquired and liabilities assumed in connection with the August 2, 2021 acquisition of Isle, and your basis therein. Additionally, reconcile the $107.2 million net amount within pro forma note 1.a. adjustment given such disclosure referenced above, in addition to the $8 million drawn down for the Chubbies acquisition and additional $100 million term loan entered for the Chubbies acquisition.

Notes to the Unaudited Pro Forma Consolidated Financial Information, page 87

5. Please tell us how the adjustment in 2.a. was calculated or determined. In this regard, we note $137.6 million net consideration provided per pro forma note 2.b. of $137.6 million and cash received in the acquisition of Chubbies Inc. totaling $17.8 million.

Solo Stove Holdings, LLC December 31, 2021 Financial Statements
Consolidated Statements of Operations, page F-7

6. We note you follow the two-class method for computing net income (loss) per unit. Please revise to present net income (loss) per unit for each class of unit in accordance with ASC 260-10-45-60B.d. Your interim financial statements should be similarly revised.

Chubbies, Inc. January 30, 2021 Financial Statements
Notes to Financial Statements
Note 11 - Warrants, page F-65

7. We note that Note 11 to your interim financial statements discloses warrants issued to a lender in 2015 and 2016 to purchase preferred shares, with no similar discussion of such warrants issued herein. Please advise or revise.

You may contact Heather Clark at (202) 551-3624 or Mark Rakip at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Ian D. Schuman